CUSIP No. G57279104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Luxoft Holding, Inc

(Name of Issuer)

Class A Ordinary Shares

Class B Ordinary Shares

(Title of Class of Securities)

Class A Ordinary Shares: G57279104

Class B Ordinary Shares: Not Applicable

 (CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G57279104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IBS Group Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,737,583(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,737,583(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,737,583(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 72.78%(1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Includes 22,540,155 Class B shares held directly by IBS Group Holding Limited and 197,428 Class A shares held directly by Luxoft SOP Company S.A., which is an indirect wholly owned subsidiary of IBS Group Holding Limited. Luxoft SOP Company S.A. disclaims beneficial ownership in the shares reported on this Schedule 13G except to the extent of its direct pecuniary interest therein. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, including dividend and liquidation rights, except with respect to voting and conversion. Each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time at the option of the holder into one Class A Ordinary Share.
(2)	Assumes conversion of all such reporting person’s Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G57279104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Luxoft SOP Company S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 197,428(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 197,428(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,428(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.27%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Consists of 197,428 Class A Ordinary Shares held directly by Luxoft SOP Company S.A., which is an indirect wholly owned subsidiary of IBS Group Holding Limited, on behalf of participants in the Issuer’s equity plans. The Issuer’s ordinary shares are issued to Luxoft SOP Company S.A. in connection with the vesting of options, and Luxoft SOP Company S.A. then transfers such shares to participants in accordance with the option agreements. The Compensation Committee of the Issuer’s Board of Directors has voting power over such shares in connection with its responsibilities of administering the equity plans. Luxoft SOP Company S.A. disclaims beneficial ownership in the shares reported on this Schedule 13G except to the extent of its direct pecuniary interest therein.

CUSIP No. G57279104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anatoly Karachinskiy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,737,583(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,737,583(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,737,583(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 72.78%(1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 22,540,155 Class B shares held directly by IBS Group Holding Limited and 197,428 Class A shares held directly by Luxoft SOP Company S.A., which is an indirect wholly owned subsidiary of IBS Group Holding Limited. Mr. Anatoly Karachinskiy, the President and Chairman of the Advisory Board of IBS Group Holding Limited, owns 100% of BXA Investments Ltd., which owns 8,346,000 shares, or 37.7%, of IBS Group Holding Limited. Mr. Karachinskiy also owns 1,242,084 global depositary receipts each representing one share of IBS Group Holding Limited, or approximately 5.6% of IBS Group Holding Limited, deposited at The Bank of New York Mellon. Croyton Limited, which holds 4,472,078 shares, or 20.2%, of IBS Group Holding Limited, is the trustee for the IBS Group founders trust, of which Mr. Karachinskiy is one of the beneficiaries. Mr. Karachinskiy may be deemed to have voting and investment power with respect to the shares IBS Group Holding Limited beneficially owns and, therefore, may be deemed to have beneficial ownership of such shares. Luxoft SOP Company S.A. and Mr. Karachinskiy each disclaim beneficial ownership in the shares reported on this Schedule 13G except to the extent of their respective direct pecuniary interest therein. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, including dividend and liquidation rights, except with respect to voting and conversion. Each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time at the option of the holder into one Class A Ordinary Share.

(2)	Assumes conversion of all such reporting person’s Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G57279104

Item 1.

(a)	Name of Issuer Luxoft Holding, Inc

(b)	Address of Issuer’s Principal Executive Offices Akara Building 24 De Castro Street Wickhams Cay 1 Road Town, Tortola British Virgin Islands

Item 2.

(a)	Name of Persons Filing: IBS Group Holding Limited Luxoft SOP Company S.A. Anatoly Karachinskiy

(b)	Address of the Principal Office or, if none, residence c/o IBS Group Holding Limited Kissack Court 29 Parliament Street Ramsey, IM8 1AT Isle of Man

(c)	Citizenship IBS Group Holding Limited: Isle of Man Luxoft SOP Company S.A.: British Virgin Islands Anatoly Karachinskiy: Russian Federation

(d)	Title of Class of Securities Class A Ordinary Shares and Class B Ordinary Shares

(e)	CUSIP Number Class A Ordinary Shares: G57279104 Class B Ordinary Shares: Not Applicable

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. G57279104

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Pursuant to Rule 13d-3(d)(1), all Class B Ordinary Shares (which are convertible into Class A Ordinary Shares) held by the reporting persons were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Ordinary Shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A Ordinary Shares owned by such persons. Consequently, all Class A Ordinary Share amounts and percentages are inclusive, where applicable, of the Class B Ordinary Share amounts and percentages set forth herein. The percentages of ownership set forth below are based on 8,699,940 shares of Class A Ordinary Shares and 24,058,595 shares of Class B Ordinary Shares outstanding at December 31, 2013 as reported by the Issuer to the reporting persons.

IBS Group Holding Limited	Class A	Class B
(a) Amount beneficially owned:	22,737,583	22,540,155
(b) Percent of class:	72.78%	93.69%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0	0
(ii) Shared power to vote or to direct the vote	22,737,583	22,540,155
(iii) Sole power to dispose or to direct the disposition of	0	0
(iv) Shared power to dispose or to direct the disposition of	22,737,583	22,540,155

Luxoft SOP Company S.A.	Class A	Class B
(a) Amount beneficially owned:	197,428	0
(b) Percent of class:	2.27%	0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0	0
(ii) Shared power to vote or to direct the vote	197,428	0
(iii) Sole power to dispose or to direct the disposition of	0	0
(iv) Shared power to dispose or to direct the disposition of	197,428	0

Anatoly Karachinskiy	Class A	Class B
(a) Amount beneficially owned:	22,737,583	22,540,155
(b) Percent of class:	72.78%	93.69%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0	0
(ii) Shared power to vote or to direct the vote	22,737,583	22,540,155
(iii) Sole power to dispose or to direct the disposition of	0	0
(iv) Shared power to dispose or to direct the disposition of	22,737,583	22,540,155

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. G57279104

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

Not Applicable.

CUSIP No. G57279104

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2014.	IBS Group Holding Limited

By: /s/ Glen Granovsky
Name: Glen Granovsky
Title: Director and Authorized Signatory

Luxoft SOP Company S.A.

By: /s/ Glen Granosvsky
Name: Glen Granovsky
Title: Director of IBS Directors Ltd., Director and Authorized Signatory of Luxoft SOP Company S.A

Anatoly Karachinskiy

By: /s/ Anatoly Karachinskiy

CUSIP No. G57279104

EXHIBIT INDEX

Exhibit	Description of Exhibit
Exhibit 99.1	Joint Filing Agreement, dated February 26, 2014